Exhibit 20

NEWS

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IMMEDIATE RELEASE
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FORD MOTOR COMPANY'S JULY U.S. SALES ROSE 1.5%

HIGHER SALES TO RETAIL CUSTOMERS LIFT FORD
TO FIRST SALES INCREASE IN 2002; JAGUAR, LAND
ROVER CONTINUE RECORD-SETTING SALES PACE

DEARBORN, MI, August 1, 2002 - U.S. customers purchased or leased 319,975 cars and trucks from Ford, Mercury, Lincoln, Jaguar, Volvo, and Land Rover dealers in July, up 1.5 percent compared with a year ago.

Year-to-date, the company's U.S. sales totaled 2.1 million, down 9.1 percent compared with a year ago.

Higher sales to individual retail customers helped Ford achieve its first sales increase in 2002. For the month, sales to retail customers were four percent higher than a year ago. Sales to fleet customers were nine percent lower than a year ago.

While Jaguar and Land Rover continued to post impressive year-to-year results, all of the company's brands improved on their first half sales comparisons. July sales for the company's domestic brands (Ford, Lincoln, and Mercury) were one percent higher than a year ago.

Jaguar reported record July sales of 5,131, up 73 percent compared with a year ago. July was the 12th month in a row of record sales at Jaguar. Land Rover dealers reported record sales for any month

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(4,057), up 95 percent compared with a year ago. July was the ninth month in a row of record sales at Land Rover.

Despite limited availability, compounded by a two-week summer shutdown, July sales of the all-new Ford Expedition and Lincoln Navigator were 13,332 and 3,027, respectively. At the beginning of July, Expedition and Navigator inventories were 50 percent lower than a year ago.